UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                           SCHEDULE 13G

             Under the Securities Exchange Act of 1934
                       (Amendment No. 11)*

                           HARDINGE INC.
                         (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.01
                  (Title of Class of Securities)

                           412324 30 3
                         (CUSIP Number)


Check the following if a fee is being paid with this statement( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Page 1 of 6 pages
SEC 1745 (2/95)

                                13G
CUSIP No.  412324 30 3			                           	Page 2 of 6 Pages

1.	  NAME OF REPORTING PERSON
    	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    	HARDINGE INC. SAVINGS PLAN

2.	  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

    	(a)
    	(b)  X

3.	  SEC USE ONLY

4.	  CITIZENSHIP OR PLACE OF ORGANIZATION

    	Employee Benefit Plan - Not Applicable

NUMBER OF			                5.	SOLE VOTING POWER
SHARES				                         	0
BENEFICIALLY		              6.	SHARED VOTING POWER
OWNED BY					                       418,985
EACH			                    	7.	SOLE DISPOSITIVE POWER
REPORTING 				                      0
PERSON			                   8.	SHARED DISPOSITIVE POWER
WITH				                          		418,985

9.	  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    	418,985

10.	 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9)EXCLUDES CERTAIN SHARES*

11.	 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    	6.48%

12. 	TYPE OF REPORTING PERSON*

    	EP

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 6 pages

                        	SCHEDULE 13G (Amendment No. 11)

Item 1(a)	  Name of Issuer:

  	        	Hardinge Inc.

Item 1(b)  	Address of Issuer's Principal Executive Offices:

          		One Hardinge Drive
		          P.O. Box 1507
          		Elmira, New York  14902

Item 2(a)  	Name of Person Filing:

          		Hardinge Inc. Savings Plan

Item 2(b)  	Address or Principal Business Office or, if none, residence:

          		c/o Chemung Canal Trust Company, Trustee
		          One Chemung Canal Plaza
		          Elmira, New York  14901

Item 2(c)  	Citizenship:

          		Employee Benefit Plan - Not Applicable

Item 2(d)  	Title of Class of Securities:

          		Common Stock

Item 2(e)  	CUSIP Number:

          		412324 30 3

Item 3     	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          		(a)	( )	Broker or Dealer registered under Section 15 of the Act
          		(b)	( )	Bank as defined in Section 3(a)(6) of the Act
          		(c)	( )	Insurance Company as defined in Section	3(a)(19) of the Act
          		(d)	( )	Investment Company registered under Section 8 of the
                    Investment Company Act
          		(e)	( )	Investment Adviser registered under Section 203 of the
                    Investment Advisers Act of 1940
          		(f)	(X)	Employee Benefit Plan, Pension Fund 					which is subject to
                    the provisions of the Employee Retirement Income Security
                    Act of 1974 or Endowment Fund
          		(g)	( )	Parent Holding Company, in accordance with Section
                    240.13d-(b)(ii)(G)
          		(h)	( )	Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4	     Ownership:

          		If the percent of the class owned, as of December	31 of the year
            covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         		(a)	Amount Beneficially Owned:

            			418,985

         		(b)	Percent of Class:

            			6.48% based on 6,464,338 shares outstanding	on December 31,1996,
               as reported by the	issuer.

         		(c)	Number of Shares as to which such person has:

          			(i) sole power to vote or to direct the vote:					                0

     		    	(ii) shared power to vote or to	direct the vote:          	  418,985

     		   	(iii) sole power to dispose or to	direct the disposition of:		      0

     		    	(iv) shared power to dispose or to	direct the disposition of:418,985

Item 5	    Ownership of Five Percent or Less of a Class:

         		NOT APPLICABLE

Item 6	    Ownership of More than Five Percent on Behalf of	Another Person:

         		If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

        		418,985 shares of Common Stock of Hardinge Inc. are held in trust by
          Chemung Canal Trust Company as trustee under a trust agreement with
          Hardinge Inc. pursuant to the Hardinge Inc. Savings Plan.  The employees of Hardinge Inc. and its participating subsidiaries who participate under said Plan have the right to receive the dividends
          from, and the proceeds from the sale of, said	418,985 shares of
          Hardinge Inc. Common Stock. 	The power to vote said shares is vested
          in the employee participants (except that with respect to	130,017 of
          said shares, the power to vote is shared with the trustee) and the
          power to dispose	of said shares is restricted by the provisions of
          said Plan.

Item 7	   Identification and Classification of the	Subsidiary Which Acquired the
          Security being	Reported on By the Parent Holding Company:

        		If a parent holding company has filed this schedule, pursuant to Rule
          13d-1(b)(ii)(G), so	indicate under Item 3(g) and attach an exhibit
          stating the identity and the Item 3 classification	of the relevant
          subsidiary.  If a parent holding	company has filed this schedule
          pursuant to Rule	13d-1(c), attach an exhibit stating the
          identification of the relevant subsidiary.

        		NOT APPLICABLE

Item 8	   Identification and Classification of Members of the Group:

        		If a group has filed this schedule pursuant to	Rule 13d-1(b)(ii)(H),
          so indicate under Item 3(h)	and attach an exhibit stating the	identity
          and Item 3 classification of each member	of the group.  If a group has
          filed this schedule	pursuant to Rule 13d-1(c), attach an exhibit
          stating the identity of each member of the group.

        		NOT APPLICABLE

Item 9	   Notice of Dissolution of Group:

        		Notice of dissolution of a group may be furnished	as an exhibit
          stating the date of the dissolution	and that all further filings with
          respect to	transactions in the securities reported on will be	filed,
          if required by members of the group in	their individual capacity.

        		NOT APPLICABLE

Item 10	  Certification:

        		By signing below I certify that, to the best of my	knowledge and
          belief, the securities referred to	above were acquired in the ordinary
          course of	business and were not acquired for the purpose of	and do not
          have the effect of changing or	influencing the control of the issuer
          of such	securities and were not acquired in connection	with or as a
          participant in any transaction having	such purposes or effect.

        		After reasonable inquiry and to the best of my	knowledge and belief,
          I certify that the information set forth in this statement is true, complete and correct.


Dated:			                                                  				January 31, 1997.

Signature:		                                	CHEMUNG CANAL TRUST COMPANY,
                                             as Trustee

                                             By  /s/ Jerome F. Denton

Name/Title:		                                          				     Jerome F. Denton
					                                        Senior Vice President and Secretary